SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)
(Amendment No. 10)

EMERITUS CORPORATION
(Name of Issuer)
Common Stock, $.0001 par value

(Title of Class of Securities)
291005 10 6

(CUSIP Number)
Daniel R. Baty Emeritus Corporation 3131 Elliot Avenue, Suite 500 Seattle, Washington 98121 (206) 289-2909	with a copy to:	Eric A. DeJong Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ’

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 291005 10 6	13D	Page 2 of 11 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 2,016,990 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,869,834 (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,016,990 (1)
WITH	10	SHARED DISPOSITIVE POWER 3,869,834 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY 5,886,824 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,946,991 shares of Common Stock and options exercisable within 60 days for the purchase of 69,999 shares of Common Stock held directly.

(2)
Includes 3,558,471 shares of Common Stock held by B.F., Limited Partnership ("B.F.") and 311,363 shares of Common Stock held by Catalina General, L.P. ("Catalina"), of which B.F. is the general partner and has a 25% interest. Columbia-Pacific Group, Inc. ("CPG") is the general partner of B.F. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty is also a limited partner of B.F. Daniel R. Baty disclaims beneficial ownership of the shares held by B.F. and Catalina except to the extent of his pecuniary interest therein.

(3)	The percentage is based on 38,998,791 shares of Common Stock outstanding as of December 14, 2007.

CUSIP No. 291005 10 6	13D	Page 3 of 11 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stanley L. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 34,900 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,869,834 (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 34,900 (1)
WITH	10	SHARED DISPOSITIVE POWER 3,869,834 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY STANLEY L. BATY 3,904,734 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 17,400 shares of Common Stock and options exercisable within 60 days for the purchase of 17,500 shares of Common Stock held directly.

(2)
Includes 3,558,471 shares of Common Stock held by B.F., Limited Partnership ("B.F.") and 311,363 shares of Common Stock held by Catalina General, L.P. ("Catalina"), of which B.F. is the general partner and has a 25% interest. Columbia-Pacific Group, Inc. ("CPG") is the general partner of B.F. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty is also a limited partner of B.F. The foregoing share amounts include 40,909 shares attributable to a trust for the benefit of Brandon D. Baty's children, of which Stanley L. Baty serves as sole trustee, and 85,089 shares attributable to trusts for the benefit of Stanley L. Baty's children of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust's ownership of limited partnership interests in B.F. Stanley L. Baty disclaims beneficial ownership of the shares held by B.F. and Catalina except to the extent of his pecuniary interest therein..

(3)	The percentage is based on 38,998,791 shares of Common Stock outstanding as of December 14, 2007.

CUSIP No. 291005 10 6	13D	Page 4 of 11 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brandon D. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 70,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,869,834 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 70,000
WITH	10	SHARED DISPOSITIVE POWER 3,869,834 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY BRANDON D. BATY 3,939,834 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 3,558,471 shares of Common Stock held by B.F., Limited Partnership ("B.F.") and 311,363 shares of Common Stock held by Catalina General, L.P. ("Catalina"), of which B.F. is the general partner and has a 25% interest. Columbia-Pacific Group, Inc. ("CPG") is the general partner of B.F. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Brandon D. Baty is also a limited partner of B.F. The foregoing share amounts include 40,909 shares attributable to a trust for the benefit of Brandon D. Baty's children, of which Stanley L. Baty serves as sole trustee, and 85,089 shares attributable to trusts for the benefit of Stanley L. Baty's children of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust's ownership of limited partnership interests in B.F. Brandon D. Baty disclaims beneficial ownership of the shares held by B.F. and Catalina except to the extent of his pecuniary interest therein.

(2)	Includes 70,000 shares of Common Stock held directly.

(3)	The percentage is based on 38,998,791 shares of Common Stock outstanding as of December 14, 2007.

CUSIP No. 291005 10 6	13D	Page 5 of 11 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) B.F., Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF	7	SOLE VOTING POWER 3,869,834 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,869,834 (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY B.F., LIMITED PARTNERSHIP 3,869,834 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)
B.F., Limited Partnership is a Washington limited partnership of which Columbia-Pacific Group, Inc. ("CPG") is the general partner. CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F. B.F. directly owns 3,558,471 shares of Common Stock.  In addition, B.F. is the general partner of and holds a 25% interest in Catalina General, L.P., which directly owns 311,363 shares of Common Stock.  The percentage is based on 38,998,791 shares of Common Stock outstanding as of December 14, 2007.

CUSIP No. 291005 10 6		13D	Page 6 of 11 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Columbia-Pacific Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF	7	SOLE VOTING POWER 3,869,834 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,869,834 (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY COLUMBIA-PACIFIC GROUP, INC. 3,869,834 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * o CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)
Columbia-Pacific Group, Inc., a Washington corporation ("CPG"), is the general partner of B.F., Limited Partnership, a Washington limited partnership ("B.F."). CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F. B.F. directly owns 3,558,471 shares of Common Stock.  In addition, B.F. is the general partner of and holds a 25% interest in Catalina General, L.P., which directly owns 311,363 shares of Common Stock.  The percentage is based on 38,998,791 shares of Common Stock outstanding as of December 14, 2007.

CUSIP No. 291005 10 6	Page 7 of 11 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, $.0001 par value per share (the "Common Stock") of Emeritus Corporation (the "Company") owned by the entities and individuals as set forth under Item 5.

The principal executive offices of the Company are located at 3131 Elliott Avenue, Suite 500, Seattle, WA 98121.

Item 2.	Identity and Background.

This Schedule 13D relates to (i) Daniel R. Baty, (ii) Stanley L. Baty, (iii) Brandon D. Baty, (iv) B.F., Limited Partnership ("B.F."), (v) Columbia-Pacific Group, Inc. ("CPG"), (vi) Columbia Select, L.P. ("Columbia") and (vii) Catalina General, L.P. ("Catalina").

Daniel R. Baty is the sole director and shareholder of CPG, a Washington corporation, which is the general partner of B.F., a Washington limited partnership.  B.F. is the general partner of Columbia and Catalina.  Stanley L. Baty and Brandon D. Baty are officers of CPG.  Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are each also limited partners of B.F.

Daniel R. Baty is Chief Executive Officer and Chairman of the Board of the Company.  His principal business address is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121.  Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Stanley L. Baty is a director of the Company and a Vice President of CPG.  His principal business address is 600 University Street Suite 2500, Seattle, WA 98101.  Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Brandon D. Baty is President and Treasurer of CPG.  His principal business address is 600 University Street Suite 2500, Seattle, WA 98101.  Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

CPG is a holding company that invests primarily in the senior living industry.  B.F. is also a holding entity with various venture capital investments.  Columbia and Catalina are investment partnerships.  The principal business address for all is 600 University Street, Suite 2500, Seattle, Washington 98101.

CUSIP No. 291005 10 6	Page 8 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 9 to this Schedule 13D, the reporting persons made the following purchases of Common Stock:

(a)            From August 2007 through December 2007, Daniel R. Baty acquired 134,900 shares of Common Stock in open market transactions for an aggregate price of $3,280,667. The price was paid from Daniel R. Baty's personal funds.

(b)            In August 2007, Stanley L. Baty acquired 7,900 shares of Common Stock in open market transactions for an aggregate price of $169,653.  The price was paid from Stanley L. Baty's personal funds.

(c)            From August 2007 through December 2007, Brandon D. Baty acquired 43,960 shares of Common Stock in open market transactions for an aggregate price of $1,041.383.  The price was paid from Brandon D. Baty's personal funds.

(d)            On March 9, 2007, Columbia received 406,363 shares of Common Stock upon the conversion of $8,939,986 of the Company's 6.25% Convertible Subordinated Debentures due 2008.  B.F., in its capacity of general partner of Columbia, has made the election to dissolve Columbia.  Thus, on December 18, 2007, Columbia made a pro rata distribution of all of its 406,363 shares of Common Stock to its limited and general partners.  As a result, B.F. became the direct owner of 158,846 additional shares of Common Stock and 247,517 shares of Common Stock were distributed to limited partners of Columbia unaffiliated with Daniel R. Baty, Stanley L. Baty or Brandon D. Baty.

Item 4.	Purpose of Transaction

No amendment.

Item 5.	Interest in Securities of Emeritus Corporation

(a)            As of the date of this Amendment No. 10 (“Amendment”)

(i)            Daniel R. Baty beneficially owns a total of 5,886,824 shares of Common Stock, which consists of: (i) 1,946,991 shares of Common Stock owned directly; (ii) 3,558,471 shares of Common Stock owned by B.F.; (iii) 311,363 shares of Common Stock owned by Catalina and (iv) 69,999 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(ii)            Stanley L. Baty beneficially owns a total of 3,904,734 shares of Common Stock, which consists of: (i) 17,400 shares of Common Stock owned directly; (ii) 3,558,471 shares of Common Stock owned by B.F.; (iii) 311,363 shares of Common Stock owned by Catalina and (iv) 17,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(iii)            Brandon D. Baty beneficially owns a total of 3,939,834 shares of Common Stock, which consists of: (i) 70,000 shares of Common Stock owned directly; (ii) 3,558,471 shares of Common Stock owned by B.F.; and (iii) 311,363 shares of Common Stock owned by Catalina.

(iv)            B.F. beneficially owns 3,869,834 shares of Common Stock of the Company, which consists of: (i) 3,558,471 shares of Common Stock owned directly, and (ii) 311,363 shares of Common

CUSIP No. 291005 10 6	Page 9 of 11 Pages

Stock owned by Catalina, and CPG beneficially owns, as general partner of B.F., the same 3,869,834 shares of Common Stock.

(v)            Catalina beneficially owns 311,363 shares of Common Stock.

(vi)            Based on 38,998,791 shares of Common Stock outstanding as of December 14, 2007, the percentage beneficial ownership of the reporting persons is as follows:

Daniel R. Baty:	15.10%
Stanley L. Baty	10.00%
Brandon D. Baty	10.10%
B.F., Limited Partnership	9.90%
Columbia-Pacific Group, Inc.	9.90%
Catalina General, L.P.	0.80%

(b)

(i)            Daniel R. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 2,016,990 shares of Common Stock owned directly by him or subject to options held directly by him that are exercisable within 60 days of December 18, 2007.   In his capacity as sole director and shareholder of CPG, general partner of B.F., which is the general partner of Columbia and Catalina, Daniel R. Baty, together with Stanley L. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 3,869,834 shares of Common Stock owned beneficially, directly and indirectly, by B.F.

(ii)            Stanley L. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 34,900 shares of Common Stock owned directly by him or subject to options held directly by him that are exercisable within 60 days of December 18, 2007.  In his capacity as Vice President of CPG, the general partner of B.F. which is the general partner of Columbia and Catalina, Stanley L. Baty, together with Daniel R. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 3,869,834 shares of Common Stock owned beneficially, directly and indirectly, by B.F.

(iii)            Brandon D. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 70,000 shares of Common Stock owned directly by him. In his capacity as President of CPG, the general partner of B.F. which is the general partner of Columbia and Catalina, Brandon D. Baty, together with Daniel R. Baty and Stanley L. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 3,869,834 shares of Common Stock owned beneficially, directly and indirectly, by B.F.

(c)            See response to item 3(c) above.

(d)            Not applicable.

(e)            Not applicable.

CUSIP No. 291005 10 6	Page 10 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation

Reference is made to Item 7 of Amendment No. 9 to this Schedule 13D for a description of certain contracts with respect to securities of Emeritus.

Except as described in this Statement, as of the date hereof, the Baty Shareholders have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 291005 10 6	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of December 20, 2007.

/s/ Daniel R. Baty
Daniel R. Baty

/s/ Stanley L. Baty
Stanley L. Baty

/s/ Brandon D. Baty
Brandon D. Baty

B.F., LIMITED PARTNERSHIP

By: COLUMBIA-PACIFIC GROUP, INC.,

General Partner

By:  /s/ Brandon D. Baty
                                Brandon D. Baty, President

COLUMBIA-PACIFIC GROUP, INC.

By: /s/ Brandon D. Baty
Brandon D. Baty, President